Exhibit 11.1

The Wolseley Group Code of Business Ethics

Introduction	In the conduct of its businesses Wolseley is guided by certain fundamental and enduring values, including acting with integrity at all times, complying with the regulatory framework wherever it operates, and meeting the standards of good corporate governance.

In pursuit of these values all Group employees are expected to maintain high standards of integrity, honesty and fair dealing and to conduct themselves at all times so as to avoid actions which may adversely affect the interests or good standing of Wolseley plc or any group company.

The Wolseley group is decentralised and each business has wide freedom of action. However, each company and all employees within the group are expected to be aware of, and to understand, the corporate ethics set out in this Code and to act in accordance with them. The ethics apply to all transactions and activities, large or small.

Managing directors of each business should ensure that a Code of Ethics is developed for that business which should take account of the minimum standards set out in this code as well as the best practices of the industries, and the cultural and regulatory framework, in which the relevant business operates. Each business’ code should be brought to the attention of all of its employees.

Purpose	To provide group employees information on the ethical standards acceptable when conducting business on behalf of the Wolseley Group.

Scope		All employees and temporary personnel.

Policy	1	Wolseley at all times demands the highest ethical standards from employees and other personnel in carrying out its business.

It is essential that everyone in the group maintain Wolseley’s reputation for integrity, which must not be sacrificed for the sake of results. Everyone must act honestly, objectively and diligently in their work and should be loyal to the group in the conduct of their work. They should not act in a manner which could discredit themselves or Wolseley.

Wolseley recognises that observing a local custom or practice may have a different effect to that envisaged by this code. Local management’s advice should be sought in such cases to resolve the dilemma where the individual does not feel able to resolve it his or herself in a way that could be justified if enquiry were made.

2	All employees and other personnel must observe the laws and regulations of each country in which they operate.

The laws and regulations that apply to Wolseley’s business are numerous and often quite complex. If there is any doubt guidance should be sought from management or the legal counsel of the relevant business. Employees and contractors should bring to the attention of management any request, which is considered illegal or in violation of Wolseley policy or may otherwise consult the Group Company Secretary of Wolseley plc on a confidential basis. Wolseley’s policy prohibits retaliation against those providing information or raising questions in good faith about possible violations of the law or stated corporate policy.

Employees who are involved in the preparation of any information that will be included in any public communication to shareholders or investors or in any document or report that will be filed with the US Securities and Exchange Commission, the New York or London Stock Exchanges or the UK Listing Authority must ensure that such information is full, fair, timely and understandable.

3	Wolseley does not permit the bribery in any form of any person involved in the group’s business.

Wolseley companies are required to pursue policies which exclude corrupt practices related to the giving or receiving of gifts or benefits and to prohibit the use of the group’s funds and assets for illegal or improper purposes. Any gifts regarded as essential for the conduct of the business must be of a modest or token amount.

Gifts should be recorded in the records of each company in accordance with local practice. Each company’s standards should be such that neither the group’s overall integrity nor its local reputation would be damaged if details of the business practice in question became a matter of public disclosure.

Company contributions to political parties or their affiliates and politicians (whether elected or candidates) are forbidden whether in cash or in kind. Contributions to trade associations and policy institutions or organisations that may seek to influence debate on issues affecting the group may be made if approved by local management. All such contributions must be properly recorded. The board or operating committee of the relevant operating company must approve a policy relating to such payments before they are made. The board minutes must identify the proposed recipient, the issue in connection with which the contribution is being authorised, any relevant legal provision which regulates the making of the payment, confirm that the contribution will be recorded in the company’s accounting records and that the Group Company Secretary will be notified of the details.

Group companies should be aware that, in the UK, new legislation has come into effect that prohibits companies incurring political expenditure or making political donations to European Union parties and organisations without shareholder approval. The legislation is so widely drawn that it includes payments that would not normally be considered to be party political contributions in the ordinary sense. On a protective basis, Wolseley plc sought shareholders’ approval to the group incurring EU political donations or expenditure of up to a maximum of £125,000 in the year commencing 13 December 2002 to avoid the directors of Wolseley plc being held personally liable to repay any such expenditure that exceeds such limit. As part of this process the board of Wolseley plc publicly confirmed to shareholders that the group will not make any donation to a political party or organisation as such donations would be understood in the common sense.

In the USA, laws allow political action committees to be established which enable employees’ own contributions to candidates, politicians in office and/or political parties to be made on a pooled basis. As such committees do not involve company contributions the group policy does not prevent their establishment.

4	Wolseley requires competition in the marketplace and compliance with anti-trust and competition rules

The group’s policy is that businesses should compete vigorously and fairly in the marketplace and to comply with the anti-trust laws of each country in which it operates. Compliance with such rules is not only a legal requirement but creates a management discipline that should enable the group to strengthen its competitive position and profitability. Each company should have a formal process of educating its management on the anti-trust laws of their country with regular reviews to ensure that management teams keep their knowledge up to date.

In the event that there is any doubt about the legality of any business activity reference should be made to the appropriate in house legal counsel and by him or her to the Group Company Secretary.

5	All employees and personnel must maintain the confidentiality of price sensitive information.

No information may be released by any employee or personnel which may be price sensitive as it affects a group business or Wolseley plc. Information will be price sensitive if its release would be sufficiently significant to affect Wolseley plc’s share price. Price sensitive information may only be released in accordance with the Corporate Communications Code, copies of which are available from Wolseley plc’s Corporate Communications Department or from the Group Company Secretary.

6	All employees and personnel must maintain the confidentiality of commercial information.

Employees and other personnel must not use trade secrets or confidential commercial information relating to the group or any group business other than for the enhancement of the company’s business. The obligation of confidentiality extends to periods after the employee or contractor cease working for the group and covers the disclosure of information to others. Dissemination of commercial information must be dealt with in accordance with the Corporate Communications Code.

The retention of personal data is normally covered by separate rules in each country.

7	Employees and other personnel should avoid situations where personal interests could conflict, or appear to conflict, with the interests of their employer.

Conflicts of interest arise where a person’s position or responsibilities within their company present an opportunity for personal gain above the normal rewards of employment. They can also arise where personal interests are inconsistent with those of their employer or create conflicting loyalties in respect of transactions between their employer and a third party. Preference should always be given to the employer.

Each company should develop its own list of areas where the greatest potential for conflict could arise in relation to the nature of its business and the environment in which it operates. These will include areas where (i) the actions or interests of an employee, his spouse, partner or dependant involves a personal or financial interest in a business which has significant transactions or dealings with the group or where a personal financial advantage could be obtained from a business transaction or dealing involving a Wolseley group company, (ii) the use of inside information for a person’s own monetary advantage and (iii) the exploitation of a corporate opportunity for personal gain.

The policy does not prevent employees and others from using their efforts to cause a Wolseley company to do business with a friend or relative or their businesses provided that the matter is in the best interests of the company concerned and the employee does not have a significant financial interest in the relative/friend’s business and does not receive a commission, bonus or other gratuity in connection with it. All such transactions are considered to be related party transactions and should be disclosed in accordance with the procedures set out in the Wolseley Group Policies and Procedures Manual.

The ownership of stocks and shares or other securities of any company which competes with the businesses of the Wolseley group is not prohibited but should be of modest amount and should not place the person concerned in a position of a potential conflict of interest. The Code of Dealing in relation to the purchase, sale or other dealing in the shares of Wolseley plc should also be observed at all times.

8	Employees and other personnel should not use price sensitive/inside information for their personal advantage.

In many countries the use of confidential price sensitive inside information for personal gain or to avoid a loss is unlawful. In addition to local legislative prohibition, publicly quoted companies, such as Wolseley, usually have a code of dealing which details when affected employees may deal in the shares or securities of the company. The Code of Dealing in relation to the purchase, sale or other dealing in the shares of Wolseley plc should be observed at all times.

9	Each group company should have a policy with regard to entertaining and gifts.

Subject to the consent of the employee’s manager and to any other restrictions imposed by the employing company’s own policy, an employee or other personnel may, at the company’s expense, entertain people doing business or desiring to do business with the group. The frequency and amount of these items should be modest. Employees and other personnel may accept occasional lunch, dinner and other invitations from suppliers.

It is recognised that the giving and receiving of business gifts is an integral part of the way in which some businesses operate. The giving or receiving of business gifts should, therefore, remain appropriate to the business and should be modest. The receipt or giving of modest gifts may be expensed in the normal way if paid for by a group company. The giving or receipt of more lavish gifts must be approved by the person’s manager. The manager should ensure that an appropriate record is maintained. In cultures where the refusal of an expensive gift would give offence, such gifts may be accepted on the basis that they will become the local company’s property, unless the managing director of the local company otherwise determines.

10	Each group company should have a policy with regard to commission payments.

Extreme care should be exercised and the appropriate checks made before engaging any individual, company or similar to act on a commission basis and in monitoring their performance to assess their reputation and suitability. Commission in this sense does NOT include sales commissions, sales incentive programmes or sales bonuses but is intended to affect success fee type arrangements.

The fee arrangements put in place for bona fide agents of a group company should normally be based on an appropriate daily charge for services properly rendered. Fees payable only on success should generally be avoided, but where necessary should be carefully scrutinised to ensure that it does not provide an incentive to the agent to act improperly. Procedures should be established to enable the arrangement to be terminated quickly in the event of improper or ineffective performance.

The Executive Committee of Wolseley plc should approve (or delegate the approval of) all arrangements involving any significant or substantive success fees, such as those related to business acquisitions and disposals. If in any doubt about the use of third parties or agents, managers should raise their concerns with a higher level of management.

In some countries employees may be asked to make relatively minor payments, more by way of a gratuity, to lower level officials or government employees. These payments (sometimes called facilitating payments) are sought to expedite routine services or administrative actions provided or performed by those individuals. Wolseley is opposed to making such payments as a matter of policy, and every effort should be made to resist them.

General

It is accepted that many business decisions may involve ethical dilemmas. In these and any other cases where any person is uncertain as to the correct course of action the issue should be raised with the line manager in the first instance.

The Wolseley Group and all of its personnel will respect the law in all countries and communities in which it operates. Any conflict between Wolseley policy or procedure and the laws of any country in which any Wolseley company operates or any conflict between the laws of places in which any such company operates should be referred to the Group Company Secretary.

Any breach of this Group Code of Ethics or of any individual code in place from time to time will usually be considered to be a disciplinary matter.

M J White Group Company Secretary 17 March 2003